United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x)    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
         For the fiscal year ended December 31, 2012.

Or

( )    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        For the transition period from ___________ to _____________.

Commission File No. 001-11595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, TN  37421

(423) 899-5898

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN  37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan Audited Financial Statements and Supplemental Schedule
       as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012 with Report of
       Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:
       Statements of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements

Supplemental Schedule:
       Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
       Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
Supplemental Schedule
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2012 and 2011 and for the
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

To the Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Astec Industries Inc. 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chattanooga, Tennessee
June 28, 2013

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$168,979,566	$147,023,414
Receivables:
Employer contributions	117,231	119,988
Participant contributions	6,001	83,025
Notes receivable from participants	6,689,788	5,831,893
Total receivables	6,813,020	6,034,906
Total assets	175,792,586	153,058,320

Liabilities
Excess participant contributions payable	42,534	112,191
Net assets available for benefits at fair value	175,750,052	152,946,129
Adjustment from fair value to contract value for
investment in collective trust fund	(559,775)	(68,633)
Net assets available for benefits	$175,190,277	$152,877,496

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income	$3,571,627
Net appreciation in fair value of investments	15,534,564

Interest income on notes receivable from participants	273,842

Contributions:
Participants	10,832,929
Employer	5,097,455
Rollover	754,792
16,685,176
Total additions	36,065,209

Deductions from net assets attributed to:
Benefits paid to participants	13,544,480
Administrative expenses	207,948
Total deductions	13,752,428

Net increase	22,312,781

Net assets available for benefits:
Beginning of year	152,877,496
End of year	$175,190,277

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2012

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company. J.P. Morgan Retirement Plan Services is the recordkeeper for the Plan and J.P. Morgan Chase & Co. is the trustee of the Plan.

Contributions

Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code (Code) limitations. The Company matches 75% of each participant’s contribution up to 4% of the participant’s compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company’s matching contribution.

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant’s age until the participant changes their election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan investment returns. Allocations of Plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their entire account balance.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Plan sponsor in 2012 and 2011 included those for the annual audit, legal services and discrimination testing.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies (continued)
Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2013.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the net asset value (NAV) of shares held which is based on the closing price reported in the active market.

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract, through its participation in a common collective trust, J.P. Morgan Stable Value Investment Fund (the Stable Value Fund). As required by ASC 962, the Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncement

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments had to be applied prospectively and were effective for annual periods beginning after December 15, 2011.

3. Fair Value Measurements

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan:

3. Fair Value Measurements (continued)

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end which is based on the closing price reported in the active market.

Common Collective Trust Fund (CCT): Fair value is based on the NAV of shares as reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
US equities	$115,375,239	$-	$-	$115,375,239
International equities	16,358,823	-	-	16,358,823
Company common stock	5,968,270	-	-	5,968,270
Common collective trust fund (a)	--	31,277,234	-	31,277,234
Total	$137,702,332	$31,277,234	$-	$168,979,566

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
US equities	$100,252,960	$–	$–	$100,252,960
International equities	13,284,036	–	–	13,284,036
Company common stock	5,809,443	–	–	5,809,443
Common collective trust fund (a)	–	27,676,975	–	27,676,975
Total	$119,346,439	$27,676,975	$–	$147,023,414

3. Fair Value Measurements (continued)

(a)
This category includes a common collective trust fund that is designed to perform better than the average money market fund and earn consistent, reliable returns. This fund is primarily invested in a variety of high quality, interest paying securities offered with a companion investment contract, with a benefit responsive wrap. Participant-directed redemptions have no restrictions; however, the Trustee (of the CCT) reserves the right to pay out terminating plans anytime within 12 months of receiving notice at market value. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

4. Investments

During 2012, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Common stock (fair value determined by quoted market prices)	$208,400
Mutual funds (fair value determined by quoted market prices)	14,861,097
Common collective trust fund (fair value determined by NAV)	465,067
$15,534,564

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2012	2011
J.P. Morgan Stable Asset Investment Fund*	$31,837,009	$27,676,975
J.P. Morgan Equity Index Fund	26,153,344	22,903,314
J.P. Morgan Intrepid Growth Fund	11,056,170	10,446,251
J.P. Morgan Smart Retirement 2020 Fund	12,048,070	10,241,584
J.P. Morgan Smart Retirement 2030 Fund	9,535,927	7,428,714
J.P. Morgan Equity Income Fund	8,875,144	-
American Century Growth Fund	9,550,356	9,327,656
Harbour Funds International Administrative Fund	16,358,823	13,284,036
Eaton Vance Value Capital Large Company Fund	-	7,997,229

*	The J.P. Morgan Stable Asset Investment Fund is shown at fair value. The contract values at December 31, 2012 and 2011 are $31,717,459 and $27,608,342, respectively.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated November 5, 2012 stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Related-Party Transactions

Transactions with parties-in-interest include investments in the Company’s common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank & Trust, the trustee. These transactions are exempt from the prohibited transactions rules under ERISA.

8. Excess Participant Contributions Payable

During 2012 and 2011, the Company determined that excess participant contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participant contributions, plus or minus earnings or losses thereon, of $42,534 and $112,191 in 2012 and 2011, respectively, subsequent to each year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participant contributions payable in the accompanying Statements of Net Assets Available for Benefits.

9. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2012	2011

Net assets available for benefits per financial
statements	$175,190,277	$152,877,496
Deemed loans not reported on Form 5500	(180,671)	(94,177)
Adjustment to report common collective trust fund at fair value	559,775	68,633
Net assets available for benefits per Form 5500	$175,569,381	$152,851,952

9. Reconciliation Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500:

Year Ended December 31, 2012

Net increase in net assets available for benefits per financial statement	$22,312,781
Less: deemed loans not reported on Form 5500 at December 31, 2012	(180,671)
Plus: deemed loans not reported on Form 5500 at December 31, 2011	94,177
Plus: adjustment to report common collective trust fund at fair value at December 31, 2012	559,775
Less: adjustment to report common collective trust fund at fair value at December 31, 2011	(68,633)
Net income per Form 5500	$22,717,429

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan

EIN: 62-0873632        Plan Number: 001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$9,550,356
	American Century	Small Capital Value Fund	5,441,060
*	J.P. Morgan	Stable Asset Investment Fund	31,277,234
*	J.P. Morgan	Smart Retirement 2010 Fund	3,517,481
*	J.P. Morgan	Smart Retirement 2015 Fund	7,167,772
*	J.P. Morgan	Smart Retirement 2020 Fund	12,048,070
*	J.P. Morgan	Smart Retirement 2025 Fund	1,785,844
*	J.P. Morgan	Smart Retirement 2030 Fund	9,535,927
*	J.P. Morgan	Smart Retirement 2035 Fund	1,356,480
*	J.P. Morgan	Smart Retirement 2040 Fund	5,498,084
*	J.P. Morgan	Smart Retirement 2045 Fund	1,141,968
*	J.P. Morgan	Smart Retirement 2050 Fund	1,256,284
*	J.P. Morgan	Smart Retirement Income Fund	2,408,875
*	J.P. Morgan	Intrepid Growth Fund	11,056,170
*	J.P. Morgan	Equity Index Fund	26,153,344
*	J.P. Morgan	Equity Income Fund	8,875,144
*	J.P. Morgan	Prime Money Market Fund	7,838
	Goldman Sachs	Growth OP Fund	6,549,469
	Harbor Funds	International Administrative Fund	16,358,823
	PIMCO	Return Administrative Fund	1,248,808
	Schwab	Brokerage accounts	776,265
*	Astec Industries, Inc.	Common stock	5,968,270
*	Participant loans	Interest rates ranging from 4.0-9.5%, maturity varies through 2028	6,689,788
	Total assets held for investments		$175,669,354

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By:  /s/ David C. Silvious
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date:  June 28, 2013

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm